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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-67490

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DB Securities Services NJ Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Plaza One
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Chen-Eng 212-250-1411
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We the undersigned officers and directors of DB Securities Services NJ Inc., do hereby affirm that, to the best of our knowledge and belief, the attached financial statements as of December 31, 2010 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivables from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached financial statements as of December 31, 2010 and supplementary schedules will promptly be made available to those DB Securities Services NJ Inc. members and allied members whose signatures do not appear below.

Anthony Stucchio
Chief Executive Officer

Mary Chen-Eng
Chief Financial Officer

Notary Public

VINNY SOOKOO
Notary Public, State of New York
No. 01SO6035013
Qualified In Queens County
Commission Expires Dec. 20, 2013

Subscribed and sworn to before me
this 25th day of February 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

DB SECURITIES SERVICES NJ INC.

(A Wholly Owned Subsidiary of Deutsche Bank Securities Inc.)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
DB Securities Services NJ Inc.:

We have audited the accompanying statement of financial condition of DB Securities Services NJ Inc. (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DB Securities Services NJ Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2011

DB SECURITIES SERVICES NJ INC.
(A Wholly Owned Subsidiary of Deutsche Bank Securities Inc.)

Statement of Financial Condition

December 31, 2010

(In thousands)

Assets		
Cash and cash equivalents	$	47,266
Receivable from affiliates		16,883
Property, plant, and equipment (net of accumulated depreciation of $4,764)		423
Other assets		1,939
Total assets	$	66,511
Liabilities and Stockholder's Equity		
Payable to affiliates	$	13,540
Income taxes payable		3,761
Accounts payable and other		13,588
Total liabilities		30,889
Stockholder's equity		35,622
Total liabilities and stockholder's equity	$	66,511

See accompanying notes to statement of financial condition.

(1) Organization

DB Securities Services NJ Inc. (the Company) is a wholly owned subsidiary of Deutsche Bank Securities Inc. (the Parent). The Parent is a wholly owned subsidiary of the Taunus Corporation, which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated on November 21, 2006 under the laws of the State of New York and commenced operations on January 15, 2007 (inception) in the State of New Jersey. On June 25, 2008, the Company opened a branch office in Jacksonville, Florida. The Company provides operational services to its Parent and other affiliates.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which have an impact on the Company's statement of financial condition as well as its liquidity.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

The Company defines cash equivalents as short-term, highly liquid securities held in an interest-earning deposit account with original maturities of three months or less. Excess cash is invested in overnight money market funds. Cash equivalents are classified within Level 1 of the fair value hierarchy, as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 (Fair Value Measurements and Disclosures), because they are valued using unadjusted quoted prices in active markets.

(c) *Foreign Currency Translation*

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(d) *Property, Plant, and Equipment*

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

(Continued)

(e) ***Income Taxes***

The results of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary tax returns of its parent, the Taunus Corporation. Pursuant to a tax sharing agreement, income taxes are computed on a separate company basis. In addition, the Company files tax returns in certain states on a stand alone basis.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC 740 (Income Taxes). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in other assets on the statement of financial condition.

ASC 740 includes guidance for the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition.

(3) Related-Party Transactions

The Parent, the Bank and other affiliates provide services to the Company including management, consulting, information technology, and research. Concurrently, the Company provides certain administrative support to the Parent, the Bank and other affiliates.

The following table sets forth related party assets and liabilities as of December 31, 2010 (in thousands):

Assets:		
Receivable from affiliates	$	16,883
Total assets	$	16,883
Liabilities:		
Payable to affiliates	$	13,540
Total liabilities	$	13,540

(4) Retirement Plans

(a) ***Defined Benefit Pension Plan***

Along with other affiliates of Deutsche Bank Americas Holding Inc. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's

pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 years U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) ***Postretirement Welfare Plan***

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) ***Defined Contribution Plan – Matched Savings Plan***

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1%-20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) ***Share-Based Compensation***

The Company participates in various share-based compensation plans of the Bank, including the DB Share Scheme and the Restricted Equity Units Plan where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates.

The Bank adopted the guidance in ASC 718 effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally from three to five years.

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2010, the Company was allocated a gain of approximately $5,500 related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the

(Continued)

Company's employees. This amount has been reflected as an adjustment to the Company's additional paid-in capital.

(e) ***Cash Retention Plan***

The Company participates in cash retention plans of the Bank, including the DB Restricted Cash Plan and the DB Restricted Incentive Plan. As a rule of the DB Restricted Cash Plan, the awards are only paid out to the employee if there is a nonterminated employment relationship between the employee and Deutsche Bank at the respective vesting date. The award consists of three tranches each amounting to one third of the original grant volume. The first tranche vested in early 2010 and was paid out, net of any forfeiture during the course of 2009 according to the terms and conditions of the plan. The two remaining tranches vest in early 2011 and early 2012, respectively. Each tranche is expensed over its vesting period.

The DB Restricted Incentive Plan consists of three tranches each amounting to one third of the grant volume. The tranches vest in early 2011, 2012 and 2013. Each tranche is expensed over its vesting period. In line with regulatory requirements, this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of nonachievement of defined targets, breach of policy or financial impairment.

(5) Income Taxes

Significant components of the Company's deferred tax assets as of December 31, 2010, were as follows (in thousands):

Deferred tax assets:		
Deferred compensation	$	580
Pension and post retirement benefits		1,057
Other		—
Gross deferred tax assets		1,637
Valuation allowance		—
Deferred tax assets, net of valuation allowance	$	1,637

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The realization of the Company's net deferred tax assets is also impacted by the Bank's various initiatives.

The Company remains subject to income tax examinations in certain U.S. state and local jurisdictions for years after 2006 and the U.S. federal jurisdiction, for years after 2006.

Additional tax expense of approximately $10,300 related to employee vesting and/or exercise of share-based compensation awards was charged directly to paid-in capital in excess of par value in the statement of financial condition and changes in stockholder's equity, in accordance with ASC 718 (Stock Compensation).

(6) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of approximately $12.9 million, which was approximately $12.6 million in excess of its required net capital of $250,000.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors and Stockholder
DB Securities Services NJ Inc.:

In planning and performing our audit of the financial statements of DB Securities Services NJ Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

KPMG

DB SECURITIES SERVICES NJ INC.

(A Wholly Owned Subsidiary of Deutsche Bank Securities Inc.)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2010

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
DB Securities Services NJ Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by DB Securities Services NJ, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries evidenced by copies of actual check disbursements noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

DB SECURITIES SERVICES NJ INC.

Schedule of General Assessment Reconciliation

Year ended December 31, 2010

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	116,897,670
Additions:		
None		—
Deductions:		
Other revenues not related either directly or indirectly to the securities business		(108,855,278)
Total interest and dividend expense but not in excess of total interest and dividend income		(317)
SIPC net operating revenues		8,042,075
General Assessment @.0025		20,105
Less payment made with SIPC-6 filed		—
Less prior overpayment applied		(76,767)
Assessment balance due or (overpayment)	$	(56,662)

See accompanying report of independent registered public accounting firm.